PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended November 30, 2009 of NovaGold Resources Inc. of our report dated February 10, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Exhibit incorporated by reference in this Annual Report. We also consent to the incorporation by reference in this Annual Report of our Comments by Auditors on Canada-US Reporting Difference dated February 10, 2010 which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (333-164083, No.333-136493, No. 333-134871 and No.333-11370) and on Form F-10 (No. 333-163551) of our report and comments referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
February 17, 2010

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.